FINAL TERM SHEET

Free Writing Prospectus Dated February 27, 2008	Registration Statement No. 333-132095
Filed Pursuant to Rule 433 of the Securities Act of 1933
National Retail Properties, Inc.
$220,000,000
5.125% Convertible Senior Notes due 2028

Issuer of Securities and Common Shares:	National Retail Properties, Inc.

Security:	5.125% Convertible Senior Notes due 2028

Principal Amount Offered:	$220,000,000

Over-allotment Option:	$33,000,000

Proceeds Net of Aggregate Underwriting Compensation:	$215.6 million (excluding option to purchase up to $33.0 million of Option Securities)

Interest Payment Dates:	June 15 and December 15 of each year, beginning June 15, 2008

Maturity Date:	June 15, 2028

Investor Put Dates:	June 17, 2013; June 15, 2018; June 15, 2023

Redemption Date:	On or after June 17, 2013

Annual Interest Rate:	5.125%

Principal Amount per Note:	$1,000

Issue Price:	100%

Conversion Premium:	16.0%

Reference Price:	$21.91

Conversion Price:	$25.42 per National Retail Properties, Inc. Common Share

Initial Conversion Rate:	39.3459 National Retail Properties, Inc. Common Shares per $1,000 principal amount of Securities

Trade Date:	February 27, 2008

Settlement Date:	March 4, 2008

CUSIP:	637417 AC0

ISIN:	US637417AC02

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Banc of America Securities LLC
Wachovia Capital Markets, LLC

Adjustment to Common Shares Delivered upon Conversion upon Change in Control:
The following table sets forth the share price and the number of additional shares to be received per $1,000 principal amount of Securities:

	Effective Price
Effective Date	$21.91	$23.00	$25.00	$27.00	$29.00	$31.00	$33.00	$35.00

March 4, 2008	6.2954	5.0430	3.1972	1.8709	0.9502	0.3519	0.0386	0.0000
June 15, 2009	6.2954	5.2951	3.3703	1.9850	1.0170	0.3803	0.0401	0.0000
June 15, 2010	6.2954	5.4004	3.4101	1.9893	1.0061	0.3676	0.0339	0.0000
June 15, 2011	6.2954	5.3677	3.3029	1.8584	0.8849	0.2781	0.0000	0.0000
June 15, 2012	6.2954	5.0521	2.8753	1.4354	0.5452	0.0776	0.0000	0.0000
June 17, 2013	6.2954	4.1324	0.6962	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table, in which case:
     (1) if the share price is between two share price amounts in the table or the effective date is between two dates in the table, the additional change in control shares will be determined by straight-line interpolation between the number of additional change in control shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;
     (2) if the share price is in excess of $35.00 per Common Share of National Retail Properties, Inc. (subject to adjustment), no additional change in control shares will be issued upon conversion; and
     (3) if the share price is less than $21.91 per Common Share of National Retail Properties, Inc. (subject to adjustment), no additional change in control shares will be issued upon conversion.
     Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion exceed 45.6413 per $1,000 principal amount of Securities.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or Banc of America Securities LLC toll-free at 1-800-294-1322 or emailing Wachovia Capital Markets, LLC at equity.syndicate@wachovia.com.